Exhibit 99.1

Venator Materials PLC

Titanium House, Hanzard Drive, Wynyard Park

Stockton-On-Tees, TS22 5FD, United Kingdom

January 9, 2024

Dear Venator Shareholder:

This letter serves as notification that at 9:00 a.m., Eastern Time, on January 9, 2024 (the “Effective Time”), Venator Materials PLC (the “Company”) completed its share consolidation (the “Share Consolidation”) on the basis of 1 new ordinary share of $137.523 each (a “New Ordinary Share”) for every 137,523 ordinary shares of $0.001 each (the “Existing Ordinary Shares”) (the “Final Ratio”). Pursuant to the Share Consolidation, at the Effective Time, every 137,523 issued Existing Ordinary Shares were consolidated into 1 New Ordinary Share resulting in the nominal value per New Ordinary Share of $137.523. Where applying the Final Ratio to the shares held by shareholders of record results in fractional entitlements to New Ordinary Shares, shareholders of record will instead be entitled to a cash payment which will be calculated in relation to the net proceeds of aggregating all fractional entitlements and selling them, as further described in the Notice of General Meeting dated December 21, 2023, save that where such cash payment would have been for less than $10, the Company will instead retain such amount, as permitted by the Company’s articles of association.

The Company has retained Computershare Trust Company, N.A. (“Computershare”) to manage the exchange of your Existing Ordinary Shares for New Ordinary shares post-Share Consolidation. The Company intends to treat shares held by “street” shareholders through a broker, bank or other agent in the same manner as registered shareholders whose Existing Ordinary Shares are registered in their names. Brokers, banks and other agents will be instructed to effect a Share Consolidation for their beneficial holders holding our Existing Ordinary Shares in street name. Shareholders who hold Existing Ordinary Shares with a broker, bank or other agent and who have any questions in this regard are strongly encouraged to contact their brokers, banks or other agents for more information.

Shareholders who hold some or all of their Existing Ordinary Shares electronically in book-entry form with Computershare will not need to take action to receive New Ordinary Shares following the Share Consolidation as the exchange will be automatic. A transaction statement will automatically be sent to their address of record indicating the number of shares they hold following the Effective Time.

Shareholders who hold Existing Ordinary Shares in certificated form will not need to take action to receive New Ordinary Shares following the Share Consolidation as the exchange will be automatic. Their existing share certificates will be cancelled, and new share certificates representing their holding of New Ordinary Shares will be issued to such shareholders.

Shareholders who hold their Existing Ordinary Shares in the form of depositary receipts will be sent a letter of transmittal by Computershare as soon as practicable after the Effective Time. The letter of transmittal will contain instructions on how to surrender their certificates representing their depositary receipts to Computershare in exchange for certificates representing the depositary receipts for the appropriate number of New Ordinary Shares.

For more information, also see the Notice of General Meeting, dated December 6, 2023, that the Company has published on its investor relations website (https://www.venatorcorp.com/investor-relations/financials/annual-report-and-proxy-materials). If you have any questions regarding the Share Consolidation, you may also contact Computershare toll free at 1-800-546-5141. Outside the U.S. and Canada, you can call 781-575-2765.

Sincerely,

/s/ Simon Turner

Simon Turner

President and Chief Executive Officer

Venator Materials PLC